FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Stephen Freedhoff rejoins CryptoLogic board

March 5, 2008 (Dublin, IRELAND) – CryptoLogic Ltd., a world leader in Internet gaming software, announced today the appointment of Stephen Freedhoff to the company’s board of directors. Mr. Freedhoff, a chartered accountant and certified financial planner, is very familiar with CryptoLogic, having previously served the company as a director and chairman of the audit committee.

Mr. Freedhoff brings CryptoLogic more than 30 years’ experience as a partner at one of Canada’s largest accounting firms. He assumes the independent director position previously held by Brian Hadfield, who was appointed president and CEO of CryptoLogic last week.

“Stephen Freedhoff will help provide both insight and oversight as CryptoLogic pursues its strategy of global growth — while ensuring accountability and value for our shareholders,” said Bob Stikeman, CryptoLogic’s Chairman. “Stephen knows both our company and our industry very well, and having him return to our team reflects our mutual commitment to the highest standards of governance.”

Mr. Freedhoff, a self-employed financial consultant since 1999, has served on the boards and audit committees of several public companies.

About CryptoLogic((www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

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For more information, please contact:

Argyle Communications, (416) 968-7311
Daniel Tisch, ext. 223/dtisch@argylecommunications.com
Kyla Thoms, ext. 237/kthoms@argylecommunications.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

{00048119 SML}TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND